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28: UNITED STATES 29: SECURITIES AND EXCHANGE COMMISSION 30: Washington, D.C. 20549	32: OMB APPROVAL 33: OMB Number: 3235-0145 34: Expires: December 31, 2005 35: Estimated average burden 36: hours per response11
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SCHEDULE 13G
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42: Under the Securities Exchange Act of 1934
43: (Amendment No. 4)

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A. Schulman, Inc.

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(Name of Issuer)

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Common Stock

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(Title of Class of Securities)

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808194104

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(CUSIP Number)

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December 31, 2003

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(Date of Event Which Requires Filing of this Statement)

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Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

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[X] Rule 13d-1(b)

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[ ] Rule 13d-1(c)

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[ ] Rule 13d-1(d)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

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The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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1. Names of Reporting Persons.
76: I.R.S. Identification Nos. of above persons (entities only).
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78: Snyder Capital Management, L.P.

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84: 85: 86: 87: 88:

2. Check the Appropriate Box if a Member of a Group (See Instructions)
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90: (a) X
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92: (b) ______

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3. SEC Use Only

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4. Citizenship or Place of Organization Delaware

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119: Number of 120: Shares 121: Beneficially 122: Owned by 123: Each Reporting 124: Person With:	126: 5. Sole Voting Power -0-
129: 6. Shared Voting Power 1,509,000
132: 7. Sole Dispositive Power -0-
135: 8. Shared Dispositive Power 1,629,200
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9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,629,200

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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
154: Instructions) ______

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11. Percent of Class Represented by Amount in Row (9) 5.4%

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12. Type of Reporting Person (See Instructions)

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PN

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IA

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1. Names of Reporting Persons.
198: I.R.S. Identification Nos. of above persons (entities only).
199:
200: Snyder Capital Management, Inc.

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2. Check the Appropriate Box if a Member of a Group (See Instructions)
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212: (a) X
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214: (b) ______

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3. SEC Use Only

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4. Citizenship or Place of Organization Delaware

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241: Number of 242: Shares 243: Beneficially 244: Owned by 245: Each Reporting 246: Person With:	248: 5. Sole Voting Power -0-
251: 6. Shared Voting Power 1,509,000
254: 7. Sole Dispositive Power -0-
257: 8. Shared Dispositive Power 1,629,200
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9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,629,200

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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
276: Instructions) ______

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11. Percent of Class Represented by Amount in Row (9) 5.4%

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12. Type of Reporting Person (See Instructions)

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CO

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Item 1.

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(a) Name of Issuer
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319: A. Schulman, Inc.
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(b) Address of Issuer's Principal Executive Offices
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323: 3550 West Market Street, Akron, OH 44333
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Item 2.

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(a) The names of the persons filing this statement are:
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336: Snyder Capital Management, L.P. ("SCMLP") and Snyder Capital Management, Inc. ("SCMI") (collectively, the "Filers").

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SCMI is a wholly owned subsidiary of Nvest Holdings, Inc., which is a wholly owned subsidiary of Nvest Companies, L.P. ("Nvest Companies"). Nvest Companies is the sole limited partner of SCMLP. The general partner of Nvest Companies is CDCAM North America, LLC. CDCAM North America Corporation ("CDCAM NA") is the sole limited partner of Nvest Companies. CDCAM NA is a wholly owned subsidiary of CDC Asset Management S.A., which is owned by CNP Assurances, Caisse Nationale des Caisses E'Epargne and CDC Finance, each of which is owned by Caisse Nationale des Consignations ("CDC"), which is supervised by the government of France.

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SCMI and Nvest Companies operate under an understanding that all investment and voting decisions regarding managed accounts are to be made by SCMI and SCMLP and not by Nvest Companies or any entity controlling Nvest Companies. Accordingly, SCMI and SCMLP do not consider Nvest Companies or any entity controlling Nvest Companies to have any direct or indirect control over the securities held in managed accounts.

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(b) The principal business office of the Filers is located at:
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349: 350 California Street, Suite 1460, San Francisco, CA 94104

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(c) For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

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(d) This statement relates to shares of common stock of the Issuer (the "Stock").

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(e) The CUSIP number of the Issuer is: 808194104

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Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

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(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

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(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

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(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

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(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

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(e) [X] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E) (as to SCMLP).

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(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

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(g) [X] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G) (as to SCMI).

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(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

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(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

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(j) [X] Group, in accordance with section 240.13d-1(b)(1)(ii)(J) (as to both Filers).

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Item 4. Ownership.

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See Items 5-9 and 11 of the cover page for each Filer.

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Item 5. Ownership of Five Percent or Less of a Class

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If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

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Item 6. Ownership of More than Five Percent on Behalf of Another Person.

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SCMLP is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No individual client's holdings of the Stock are more than five percent of the outstanding Stock.

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Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

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Not applicable.

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Item 8. Identification and Classification of Members of the Group.

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SCMLP is a registered investment adviser. SCMI is the general partner of SCMLP.

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Item 9. Notice of Dissolution of Group

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Not applicable.

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Item 10. Certification.

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By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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Dated: February 13, 2004

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440: SNYDER CAPITAL MANAGEMENT, L.P. 441: 442: By: Snyder Capital Management, Inc. 443: General Partner 444: 445: By: 446: Steven J. Block 447: Executive Vice President	449:
452: SNYDER CAPITAL MANAGEMENT, INC. 453: 454: By: 455: Steven J. Block 456: Executive Vice President	458:
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